                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                                (AMENDMENT NO.      )(1)
                                              ------

                          Russ Berrie and Company, Inc.
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                                (Name of Issuer)

                        Common Stock, $0.10 stated value

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                         (Title of Class of Securities)

                                   782233 10 0
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                                 (CUSIP Number)

                             Joel I. Greenberg, Esq.
           Kaye Scholer LLP, 425 Park Avenue, New York, New York 10022
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 14, 2002
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /x/.

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


--------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 7
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                                  SCHEDULE 13D


CUSIP No.    782233 10 0                                PAGE   2   OF  7   PAGES
         ------------------                                 -------  ------

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1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                  Myron Rosner
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*


                  00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


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6    CITIZENSHIP OR PLACE OF ORGANIZATION


                  USA
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               7    SOLE VOTING POWER

  NUMBER OF
                         245,539
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY             4,432,937
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                         245,539
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                       4,432,937
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         4,678,476
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [X]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.1%

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14   TYPE OF REPORTING PERSON*

             IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER

                  This statement relates to the shares of common stock, $0.10 stated value per share, of Russ Berrie and Company, Inc., a New Jersey corporation (the "Company"), with principal executive offices at 111 Bauer Drive, Oakland, New Jersey 07436.

ITEM 2.           IDENTITY AND BACKGROUND

         (a)      This statement is filed by Myron Rosner.

         (b)-(c) Mr. Rosner is a shareholder and director of the law firm of Wilentz, Goldman & Spitzer, P.A. Such firm is located at 90 Woodbridge Center Drive, Woodbridge, New Jersey 07095, which is Mr. Rosner's business address.

         (d)-(e) During the last five years, Mr. Rosner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Rosner is a United States citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  See Item 5 below.

ITEM 4.           PURPOSE OF TRANSACTION

                  Mr. Rosner does not have any plans or proposals which relate to or would result in: (a) other than as set forth in the following sentences, the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's

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                  charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of any securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above. Mr. Rosner may, in the future, depending on his assessment of the prospects of the Company and other factors, elect to acquire additional shares of common stock or to dispose of shares of common stock. Pursuant to the terms of The Russell Berrie 1999 Annuity Trust, of which Mr. Rosner is a co-trustee, 714,385 shares of common stock of the Company will be transferred from The Russell Berrie 1999 Annuity Trust to Russell Berrie.

                  See also Item 5 below.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) Mr. Rosner beneficially owns 4,678,476 shares, which represents 23.1% of the Company's outstanding common stock (based on 20,230,350 shares of common stock outstanding as of December 31, 2001), as follows:

                             (i) 242,782 shares held of record by The Russell Berrie 1996 Annuity Trust, of which Mr. Rosner is a trustee possessing sole voting power and sole dispositive power with respect to the shares held by such trust.

                            (ii) 2,757 shares held in a roll-over IRA plan, of which Mr. Rosner has sole voting power and sole dispositive power with respect to the shares.

                           (iii) 750 shares held by Mr. Rosner as joint tenant with his spouse, with respect to which Mr. Rosner has shared voting power and shared dispositive power.

                            (iv) 2,000,000 shares held of record by The Russell Berrie 2001 Annuity Trust, of which Mr. Rosner is a co-trustee possessing shared voting power and shared dispositive power with respect to the shares held by such trust.

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                            (v)     898,348 shares held of record by The Russell
                                    Berrie 1999 Trust, of which Mr. Rosner is a co-trustee possessing shared voting power and shared dispositive power with respect to the shares held by such trust.

                            (vi) 1,217,942 shares held of record by The Russell Berrie 1999 Annuity Trust, of which Mr. Rosner is a co-trustee possessing shared voting power and shared dispositive power with respect to the shares held by such trust.

                            (vii) 126,541 shares held of record by The Leslie Berrie 1993 Trust, of which Mr. Rosner is a co-trustee possessing shared voting power and shared dispositive power with respect to the shares held by such trust.

                            (viii) 189,356 shares held of record by The Russell Berrie 1995 Annuity Trust, of which Mr. Rosner is a co-trustee possessing shared voting power and shared dispositive power with respect to the shares held by such trust.

                           Mr. Rosner disclaims beneficial ownership of the shares set forth in clause (vii).

                           This statement does not include 11,052 shares held beneficially and of record by The Russell Berrie Foundation, a New Jersey Nonprofit Corporation, of which Mr. Rosner is a co-trustee. This statement also does not include 5,305,194 shares held of record by The Russell Berrie 1999 Charitable Remainder Trust. Mr. Rosner is not trustee of, and has no power to revoke, The Russell Berrie 1999 Charitable Remainder Trust, but does have the right to remove the trustee and appoint a successor trustee.

                  (c) The following transactions were effected during the past 60 days:

                             (i)    On February 14, 2002, Russell Berrie
                                    transferred 2,000,000 shares of common stock of the Company held directly by him to The Russell Berrie 2001 Annuity Trust, of which Mr. Rosner is a co-trustee.

                  (d) Other than Myron Rosner, Liesa Rosner, Leslie Berrie, Angelica Berrie and Russell Berrie, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described as included in
                           Item 5(a)-(b).

                  (e)      Not applicable.

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ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER

                  Other than as set forth in Item 5, Mr. Rosner has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  None.

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February 21, 2002
                                           -------------------------------------
                                                        (Date)



                                                   /s/ Myron Rosner
                                           -------------------------------------
                                                      (Signature)



                                                     Myron Rosner
                                           -------------------------------------
                                                        (Name)